Abigail Bertumen
Direct Phone:  +1.202.373.6095
Direct Fax:  +1.202.373.6001
abigail.bertumen@bingham.com

August 28, 2014

Anu Dubey
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:       Palmer Square Opportunistic Income Fund (the “Fund” or “Registrant”)
File Nos. 333-196094 and 811-22969

Dear Ms. Dubey:

This letter summarizes and responds to the comments we received from the U.S. Securities and Exchange Commission (“SEC”) Staff (the “Staff”) in a telephonic discussion on August 28, 2014 regarding Pre-Effective Amendment No. 3 to the Fund’s Form N-2 registration statement, which was filed with the SEC on August 28, 2014.  Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

1.   Comment:  In the SAI, under “Management of the Fund,” please indicate, in a footnote or otherwise, the term of office (e.g. “Unlimited”) of the Trustees in the table.

Response:  The requested change will be made in a 497 filing for the Fund.

2.   Comment:  The Staff noted that: 1) the dates of the prospectus and SAI are not completed and 2) the dates of the Investment Advisory Agreement and the Distribution Agreement are not completed in the SAI.  Please advise when these dates will be completed.

Response:  All dates will be completed, including of the Prospectus and SAI and the Investment Advisory and Distribution Agreements, in the Fund’s 497 filing.

3.   Comment:  In the Prospectus and SAI, under “Portfolio Managers,” the Staff noted that the date from which the portfolio managers have managed the Fund has not been completed.  Please either complete the date or revise the disclosure to indicate that the portfolio managers have managed the Fund since it commenced operations in August 2014, if applicable.

Response:  The requested change will be reflected in the Fund’s 497 filing.

August 28, 2014

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.  If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6095.

Sincerely yours,

/s/ Abigail Bertumen

Abigail Bertumen